Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Ted Nieman joins Claude's Board

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, Jan. 15 /CNW Telbec/ - Josef Spross, Chairman of the Board of
Claude Resources Inc., (TSX: CRJ, AMEX: CGR) is pleased to announce that
Ted Nieman has joined the Company's Board of Directors. Mr. Nieman, a resident of Saskatoon, began his career with the law firm of Estey, Robertson, Muzyka,
Beaumont, Barton & Bell in Saskatoon, Saskatchewan, Canada in 1973. He spent almost 20 years with that firm and its successor firm, Robertson Stromberg, becoming a partner in 1977 and a senior partner in 1987. In 1993, Mr. Nieman joined Canpotex Limited ("Canpotex"), the world's largest exporter of potash, as General Counsel and Corporate Secretary. In 1995, he was appointed Vice
President and in 2001 he was appointed Senior Vice President. Mr. Nieman has held several senior positions in Canpotex including Chief Operating Officer
(2001-2004) responsible for all Canpotex operations. He is a current member of the Canpotex Executive Management Group, and is a member of the board of directors of all Canpotex subsidiaries and affiliates. Mr. Nieman received his
Bachelor of Arts degree in 1971 and his Bachelor of Laws degree in 1973, both from the University of Saskatchewan. He is a member of the Law Society of
Saskatchewan and the Canadian Bar Association. "Mr Nieman's skill and experience represents another significant addition to Claude's Board of
Directors," stated Mr. Spross.

    Claude is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange
(AMEX-CGR). Claude is a gold mining and exploration company with producing oil and natural gas assets. The Company's entire asset base is located in Canada.
Since 1991, Claude has produced nearly 750,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the Madsen property in the Red Lake camp of northwestern Ontario.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President and CEO, (306)
668-7505, Fax: (306) 668-7500, clauderesources(at)clauderesources.com; Renmark
Financial Communications Inc.: Neil Murray-Lyon,
nmurraylyon(at)renmarkfinancial.com; Christina Lalli:
clalli(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 17:14e 15-JAN-07